UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Radius Health, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

750469207

(CUSIP Number)

Adam Morgan Velan Capital Investment Management LP 1055b Powers Place Alpharetta, Georgia 30009 (646) 844-0030	Deepak Sarpangal Repertoire Partners LP 31 Hudson Yards, 11th Floor, Suite 43 New York, New York 10001 (415) 677-7050

Ryan Nebel

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 24, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Velan Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,721,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,721,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,721,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Velan Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,721,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,721,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,721,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Velan Capital Investment Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,721,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,721,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,721,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Velan Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,721,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,721,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,721,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Adam Morgan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,721,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,721,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,721,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Balaji Venkataraman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,721,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,721,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,721,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Repertoire Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,721,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,721,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,721,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Repertoire Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,721,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,721,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,721,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Repertoire Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,721,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,721,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,721,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Repertoire Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,721,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,721,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,721,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Deepak Sarpangal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,721,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,721,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,721,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Eric J. Ende
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

R. John Fletcher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Cynthia L. Flowers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 750469207

1	NAME OF REPORTING PERSON

Ann MacDougall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. 750469207

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with Velan LP’s withdrawal of R. John Fletcher as a nominee for election at the Issuer’s 2022 annual meeting of stockholders (the “Annual Meeting”), Mr. Fletcher shall cease to be a party to the Joint Filing and Solicitation Agreement (as further described in Item 6 below), and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 3 to the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by each of Velan LP and Repertoire Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,671,500 Shares beneficially owned by Velan LP is approximately $12,092,391, including brokerage commissions. The aggregate purchase price of the call options exercisable into 50,000 Shares owned directly by Velan LP is approximately $42,479, including brokerage commissions. The aggregate purchase price of the 1,671,500 Shares beneficially owned by Repertoire Master is approximately $11,926,467, including brokerage commissions. The aggregate purchase price of the call options exercisable into 50,000 Shares owned directly by Repertoire Master is approximately $42,494, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Velan LP previously stated its belief that the terms of three Class II directors currently serving on the Issuer’s Board of Directors (the “Board”) expire at the Annual Meeting, and disclosed that if this remains the case, Velan LP intends to withdraw one of its nominees. Consistent with its prior disclosure, on May 24, 2022, Velan LP withdrew its nomination of R. John Fletcher for election as a director at the Annual Meeting given the Issuer’s public disclosure that three seats are up for election at the Annual Meeting. Velan LP intends to file a definitive proxy statement with the Securities and Exchange Commission to solicit proxies to elect its nominees, Dr. Eric J. Ende, Cynthia L. Flowers and Ann MacDougall, to the Board at the Annual Meeting.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 47,595,034 Shares outstanding as of May 18, 2022, which is the total number of Shares outstanding as reported in the Issuer’s preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on May 20, 2022.

17

CUSIP No. 750469207

As of the date hereof, Velan LP directly beneficially owned 1,721,500 Shares, including 50,000 Shares underlying certain call options, constituting approximately 3.6% of the Shares outstanding. Velan GP, as the general partner of Velan LP, may be deemed to beneficially own the 1,721,500 Shares beneficially owned by Velan LP, constituting approximately 3.6% of the Shares outstanding. Velan Capital, as the investment manager of Velan LP, may be deemed to beneficially own the 1,721,500 Shares beneficially owned by Velan LP, constituting approximately 3.6% of the Shares outstanding. Velan IM GP, as the general partner of Velan Capital, may be deemed to beneficially own the 1,721,500 Shares beneficially owned by Velan LP, constituting approximately 3.6% of the Shares outstanding. Messrs. Morgan and Venkataraman, as Managing Members of each of Velan GP and Velan IM GP, may be deemed to beneficially own the 1,721,500 Shares beneficially owned by Velan LP, constituting approximately 3.6% of the Shares outstanding.

As of the date hereof, Repertoire Master directly beneficially owned 1,721,500 Shares, including 50,000 Shares underlying certain call options, constituting approximately 3.6% of the Shares outstanding. Repertoire Holdings, as the general partner of Repertoire Master, may be deemed to beneficially own the 1,721,500 Shares beneficially owned by Repertoire Master, constituting approximately 3.6% of the Shares outstanding. Repertoire Partners, as the investment manager of Repertoire Master, may be deemed to beneficially own the 1,721,500 Shares beneficially owned by Repertoire Master, constituting approximately 3.6% of the Shares outstanding. Repertoire GP, as the general partner of Repertoire Partners, may be deemed to beneficially own the 1,721,500 Shares beneficially owned by Repertoire Master, constituting approximately 3.6% of the Shares outstanding. Mr. Sarpangal, as the Managing Partner of Repertoire Partners and Managing Member of each of Repertoire Holdings and Repertoire GP, may be deemed to beneficially own the 1,721,500 Shares beneficially owned by Repertoire Master, constituting approximately 3.6% of the Shares outstanding.

As of the date hereof, Mses. Flowers and MacDougall, Dr. Ende and Mr. Fletcher do not beneficially own any Shares, constituting 0% of the Shares outstanding.

An aggregate of 3,443,000 Shares, constituting approximately 7.2% of the Shares outstanding, are reported in this Schedule 13D.

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed to beneficially own the 3,443,000 Shares owned in the aggregate by all of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

(c)       Schedule A annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D. All of such transactions were effected in the open market unless otherwise noted.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 24, 2022, the Reporting Persons entered into a Second Amendment (the “Second JFSA Amendment”) to that certain Joint Filing and Solicitation Agreement, dated March 11, 2022, as amended on April 18, 2022 (the “Joint Filing and Solicitation Agreement”), to remove Mr. Fletcher as a party to the Joint Filing and Solicitation Agreement. A copy of the Second JFSA Amendment is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

18

CUSIP No. 750469207

Velan LP has purchased exchange-listed American-style call options referencing an aggregate of 50,000 Shares, which have an exercise price of $7.50 per Share and expire on July 15, 2022.

Repertoire Master has purchased exchange-listed American-style call options referencing an aggregate of 50,000 Shares, which have an exercise price of $7.50 per Share and expire on July 15, 2022.

Taking into account the Subject Shares (as defined and described in the initial Schedule 13D), Repertoire Master has economic exposure to an aggregate of 2,878,424 Shares, representing approximately 6.0% of the outstanding Shares. Repertoire Master and the other Reporting Persons disclaim beneficial ownership of the Subject Shares. The Reporting Persons collectively have economic exposure to an aggregate of 4,599,924 Shares, representing approximately 9.7% of the outstanding Shares.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Second JFSA Amendment, dated May 24, 2022.
19

CUSIP No. 750469207

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2022

Velan Capital Partners LP

By:	Velan Capital Holdings LLC General Partner

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

Velan Capital Holdings LLC

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

Velan Capital Investment Management LP

By:	Velan Capital Management LLC General Partner

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

Velan Capital Management LLC

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

/s/ Adam Morgan
Adam Morgan Individually and as attorney-in-fact for Eric J. Ende, R. John Fletcher, Cynthia L. Flowers and Ann MacDougall

/s/ Balaji Venkataraman
Balaji Venkataraman

20

CUSIP No. 750469207

Repertoire Master Fund LP

By:	Repertoire Holdings LLC General Partner

By:	/s/ Deepak Sarpangal
	Name:	Deepak Sarpangal
	Title:	Managing Member

Repertoire Holdings LLC

By:	/s/ Deepak Sarpangal
	Name:	Deepak Sarpangal
	Title:	Managing Member

Repertoire Partners LP

By:	Repertoire Partners GP LLC General Partner

By:	/s/ Deepak Sarpangal
	Name:	Deepak Sarpangal
	Title:	Managing Member

Repertoire Partners GP LLC

By:	/s/ Deepak Sarpangal
	Name:	Deepak Sarpangal
	Title:	Managing Member

/s/ Deepak Sarpangal
Deepak Sarpangal

21

CUSIP No. 750469207

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

VELAN CAPITAL PARTNERS LP

Purchase of July 2022 Call Option ($7.50 Exercise Price)*	185	0.7440	04/28/2022
Purchase of July 2022 Call Option ($7.50 Exercise Price)*	299	0.8950	04/29/2022
Purchase of July 2022 Call Option ($7.50 Exercise Price)*	16	0.9000	05/02/2022
Purchase of Common Stock	100,000	5.8687	05/06/2022

REPERTOIRE MASTER FUND LP

Purchase of July 2022 Call Option ($7.50 Exercise Price)*	184	0.7440	04/28/2022
Purchase of July 2022 Call Option ($7.50 Exercise Price)*	300	0.8950	04/29/2022
Purchase of July 2022 Call Option ($7.50 Exercise Price)*	16	0.9000	05/02/2022
Purchase of Common Stock	100,000	5.8687	05/06/2022

* Exchange-listed American-style call options with an expiration date of July 15, 2022.